Exhibit 99.2

Summary Translation of the Supplemental Agreement to Share Subscription Agreement

Chongqing Wanli New Energy Co., Ltd. (“Wanli”), Beijing SouFun Fang Tian Xia Network Technology Co., Ltd. (“SouFun Network”), Beijing Fang Tian Xia Network Technology Co., Ltd. (“Fang Tian Xia Network”), Beijing SouFun Decorative Engineering Co., Ltd. (“SouFun Decorative”), Beijing SouFun Science and Technology Development Co., Ltd. (“SouFun Science and Technology”) and Mr. Xicheng Liu entered into this Supplemental Agreement (the “Agreement”) on May 18, 2016.

Each of the parties to the Agreement is referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS:

1.	Wanli proposed to purchase the following through private placement: (1) the 100% equity interests in Beijing SouFun Network Technology Co., Ltd. (“Beijing SouFun Network”), SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”), and Beijing Li Man Wan Jia Network Technology Co., Ltd. (“Li Man Wan Jia”) held by SouFun Network, (2) the 100% equity interests in Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Tuo Shi Huan Yu”) held by Fang Tian Xia Network, and (3) the 100% equity interests in Beijing Hong An Tu Sheng Network Technology Co., Ltd. (“Hong An Tu Sheng”) held by SouFun Decorative. The relevant parties already entered into a Share Subscription and Asset Purchase Agreement (the “Subscription Agreement”) on January 19, 2016.

2.	As of the date hereof, the appraisal work related to the share subscription and asset purchase has been completed. ZhongHe Appraisal Company Ltd. conducted an overall appraisal over the Injected Assets using December 31, 2015 as the benchmark date, and issued an asset appraisal report (the “Appraisal Report”).

NOW, THEREFORE, in order to supplement the undetermined matters in the Subscription Agreement, the Parties hereof, through friendly negotiations and based on the appraisal results, agree as follows.

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1.   Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Subscription Agreement.

2.   Purchase of Injected Assets.

2.1.	According to the Appraisal Report, as of December 31, 2015: the appraisal value of the Injected Assets is RMB16,258 million, which shall be the final result based on the profit method. The Parties hereby agree that the total price of the Injected Assets shall be RMB16,180 million.

2.2.	Since the Injected Assets were appraised as a whole instead of individually, the Parties hereby agree that, based on the percentages of the profit forecast of each Target Company among the overall profit forecast of all Target Companies provided by the management of each Target Company and the total price of the Injected Assets, the price of the 100% equity interests in Beijing SouFun Network, SouFun Media, Li Man Wan Jia, Tuo Shi Huan Yu and Hong An Tu Sheng is RMB5,560,215,600, RMB746,894,600, RMB1,842,427,200, RMB6,839,186,500 and RMB1,191,276,100, respectively.

3.   Private Placement of Target Shares.

3.1.	Based on Section 4 of the Subscription Agreement and the total price of the Injected Assets, the Parties agree that the total number of Target Shares is 677,838,290. The number of Target Shares received by each of the Fang Subsidiaries is as follows.

No.	Name	Number of Share
1	SouFun Network	341,413,383
2	Fang Tian Xia Network	286,518,076
3	SouFun Decorative	49,906,831
Total		677,838,290

3.2.	Section 4.4 of the Subscription Agreement is hereby amended as:

“Each of the Fang Subsidiaries covenants that Fang Subsidiaries shall not transfer Target Shares they subscribed within thirty-six (36) months after the Issuance Date, unless otherwise permitted by PRC laws.

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Following the consummation of the Restructuring, any additional shares of Wanli received by any of the Fang Subsidiaries due to Wanli’s dividend distribution or capital increase shall also be subject to the abovementioned restrictions.”

4.   Arrangement Prior to Closing. SouFun Media, Li Man Wan Jia and Hong An Tu Sheng shall distribute dividend to their shareholders using all of their retained profits.

5.   Miscellaneous.

5.1.	This Agreement supplements the Subscription Agreement. This Agreement shall prevail in cases where any inconsistency exists between this Agreement and the Subscription Agreement. Matters not provided under this Agreement shall be governed by the Subscription Agreement.

5.2.	The Agreement shall become effective and binding at the same time as the Subscription Agreement.

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Beijing SouFun Fang Tian Xia Network Technology Co., Ltd. (Seal)

Legal Representative:	/s/ Mo Tianquan

Beijing Fang Tian Xia Network Technology Co., Ltd. (Seal)

Legal Representative:	/s/ Lei Hua

Beijing SouFun Decorative Engineering Co., Ltd. (Seal)

Legal Representative:	/s/ Lei Hua

Beijing SouFun Science and Technology Development Co., Ltd. (Seal)

Legal Representative:	/s/ Mo Tianquan

Chongqing Wanli New Energy Co., Ltd. (Seal)

Legal Representative:	/s/ Xicheng Liu

Mr. Xicheng Liu	/s/ Xicheng Liu